[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June  25, 2025

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:      Shandy Pumphrey

RE:	New FS Specialty Lending Fund Registration Statement on Form N-14 (File No. 333-286859)

Dear Ms. Pumphrey:

Thank you for your telephonic comments regarding pre-effective amendment no. 1 to the registration statement on Form N-14 (the “Registration Statement”) filed by New FS Specialty Lending Fund (the “Registrant” or the “Successor Fund”) on June 13, 2024 in connection with the reorganization of FS Specialty Lending Fund (the “Predecessor Fund”) with and into the Successor Fund. Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comment 1:	Please supplementally advise the Staff as to the assumptions used in calculating the income incentive fee of 1.81% in the Pro Forma Successor Fund (Post-Listing) column in the fee table comparison.

As noted in the lead paragraph under the heading “Comparison of Pro Forma Historical Expenses,” the information in the column “Pro Forma Successor Fund (Post-Listing)” is calculated on a pro forma basis applying the fee and expense structure of the Successor Fund that will apply following the listing to the historical returns of the Fund, assuming the Reorganization and the listing had occurred on the first day of the 12-month period ended December 31, 2024. Specifically, the calculation of the income incentive fee of 1.81% in the Pro Forma Successor Fund (Post-Listing) column in the fee table comparison assumes that the pre-incentive fee net investment income each quarter exceeds the 6.0% annualized hurdle rate and the 7.5% annualized “catch-up” resulting in a charge of the full 20% income incentive fee. Pro Forma pre-incentive fee net investment income of $140.7 million is determined by adjusting actual net investment income of the Fund for the year ended December 31, 2024, to reflect the additional expected use of leverage by the Successor Fund by assuming incremental income assuming a 10% yield on investments offset by incremental expenses assuming borrowings of 29% of gross assets and a weighted average cost of funds of 7.77%. Using these assumptions, the Pro Forma Successor Fund calculation of 1.81% results from an income incentive fee of approximately $28.1 million as a ratio of average net assets of approximately $1.55 billion.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Deborah O’Neal, Securities and Exchange Commission
Stephen S. Sypherd, General Counsel of the Registrant